Exhibit 99.2

Execution Copy

AURORA CANNABIS INC.

and

ANANDIA LABORATORIES INC.

ARRANGEMENT AGREEMENT

Dated as of July 15, 2018

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT (this “Agreement”) made as of July 13, 2018.

BETWEEN:

AURORA CANNABIS INC., a company incorporated under the laws of the Province of British Columbia,

(hereinafter referred to as “Aurora”)

AND:

ANANDIA LABORATORIES INC., a company incorporated under the laws of the Province of British Columbia,

(hereinafter referred to as “Anandia” and together with Aurora, the “Parties” and each, a “Party”)

WHEREAS:

(A)       Aurora and Anandia wish to enter into a business combination transaction providing for, among other things, the acquisition of all of the issued and outstanding shares of Anandia by Aurora;

(B)       Aurora and Anandia propose to effect the transaction by way of a plan of arrangement of Anandia under the provisions of the Business Corporations Act (British Columbia);

(C)       Aurora and Anandia negotiated in good faith the terms of a definitive arrangement agreement and elements of a plan of arrangement which terms and elements are set forth in this Agreement and the Plan of Arrangement;

(D)       The board of directors of each of Aurora and Anandia have unanimously determined that it would be in the best interest of each corporation to enter into this Agreement and complete the transactions contemplated by this Agreement;

(E)       Aurora has entered into voting and support agreements dated the date hereof with the Anandia Locked-Up Shareholders (the “Anandia Lock-Up Agreements”); and

(F)       The Parties intend that the issuance of the Replacement Securities (as defined herein) will be exempt from the registration requirements of the 1933 Act (as defined herein) pursuant to Section 3(a)(10) thereof and applicable U.S. state securities laws in reliance upon such exemptions as may be available therefrom;

NOW THEREFORE in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the Parties, the Parties hereto hereby covenant and agree as follows:

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Article 1
DEFINITIONS, INTERPRETATION AND SCHEDULES

Section 1.1        Definitions

In this Agreement, unless the context otherwise requires, the following words and terms shall have the meanings ascribed to them below:

(a)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder;
(b)	“1934 Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder;
(c)	“ACMPR” means the Access to Cannabis for Medical Purposes Regulations (Canada) issued pursuant to the Controlled Drugs and Substances Act (Canada);
(d)	“Action” means, with respect to any Person, any litigation, legal action, lawsuit, claim, audit, arbitration or other proceeding (whether civil, administrative, quasi-criminal or criminal) before any Governmental Entity against such Person or its business or affecting any of its assets;
(e)	“affiliate” has the meaning ascribed thereto in the Canadian Securities Administrators’ National Instrument 45-106 - Prospectus Exemptions, unless stated otherwise;
(f)	“Agreement” means this arrangement agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;
(g)	“Anandia” has the meaning set out on the first page hereof;
(h)	“Anandia Acquisition Proposal” means, other than the Transaction and other than any transaction involving only Anandia and/or one or more of the wholly-owned Anandia Subsidiaries or the Shareholder Holdcos, any offer, proposal, expression of interest, or inquiry (written or oral) from any Person or group of Persons acting “jointly or in concert” other than Aurora (or any of its affiliates or joint actors) after the date of this Agreement relating to:
(i)	any sale, disposition, alliance or joint venture (or any lease, long-term supply agreement or other arrangement having the same economic effect as a sale), direct or indirect, in a single transaction or a series of related transactions, of assets representing 20% or more of the fair market value of the consolidated assets, or contributing 20% or more of the consolidated revenue of Anandia and the Anandia Subsidiaries, in each case taken as a whole, or of 20% or more of any class of voting, equity or other securities or any securities exchangeable for or convertible into voting, equity or other securities of Anandia and the Anandia Subsidiaries (or rights or interests therein or thereto);

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(ii)	any direct or indirect take-over bid, tender offer, exchange offer, treasury issuance or other transaction that, if consummated, would result in a Person or group of Persons beneficially owning 20% or more of any class of voting, equity or other securities (including securities convertible into or exercisable or exchangeable for voting, equity or other securities) of Anandia or the Anandia Subsidiaries;
(iii)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution, winding up or exclusive license or other similar transaction involving Anandia or the Anandia Subsidiaries pursuant to which any Person or group of Persons would acquire, directly or indirectly, 20% or more of the voting or equity securities of Anandia or the surviving entity or the resulting direct or indirect parent of Anandia or the surviving entity; or
(iv)	any other similar transaction or series of related transactions involving Anandia or the Anandia Subsidiaries;
(i)	“Anandia Arrangement Resolution” means the special resolution of the Anandia Securityholders approving the Plan of Arrangement substantially in the form attached as Schedule B;
(j)	“Anandia Benefit Plans” means all plans with respect to any Anandia or Anandia Subsidiary employees or other service providers or former employees or former service providers to which Anandia or any Anandia Subsidiary is a party to or bound by or to which Anandia or any Anandia Subsidiary has an obligation to contribute or with respect to which Anandia or any Anandia Subsidiary may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefits, other than those benefits provided solely under a Statutory Plan;
(k)	“Anandia Board” means the board of directors of Anandia;
(l)	“Anandia Board Recommendation” means, after consultation with its legal and financial advisors, and determination that the Arrangement is in the best interests of Anandia and is fair to Anandia Securityholders, the unanimous recommendation of the Anandia Board to Anandia Securityholders that they vote in favour of the Anandia Arrangement Resolution;
(m)	“Anandia Change in Recommendation” means the Anandia Board fails to recommend or withdraws, amends, modifies or qualifies (or proposes publicly to withdraw, amend, modify or qualify), in a manner adverse to Aurora, the Anandia Board Recommendation, or the Anandia Board accepts, approves, endorses or recommends or publicly proposes to accept, approve, endorse or recommend an Anandia Acquisition Proposal, or takes no position or remains neutral with respect to, any publicly announced Anandia Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to a publicly announced, or otherwise publicly disclosed, Anandia Acquisition Proposal for a period of no more than five Business Days following such public announcement or public disclosure will not be considered to be an Anandia Change in Recommendation provided the Anandia Board has rejected such Anandia Acquisition Proposal and affirmed the Anandia Board Recommendation before the end of such five Business Day period (or in the event that the Anandia Meeting is scheduled to occur within such five Business Day period, no later than the later of one Business Day following the public announcement or public disclosure of such Anandia Acquisition Proposal or the third Business Day prior to the date of the Anandia Meeting));

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(n)	“Anandia Circular” means the notice of the Anandia Meeting to be sent to Anandia Securityholders and the management information circular to be prepared in connection with the Anandia Meeting and the schedules, appendices and exhibits thereto, together with any amendments or modifications thereto or supplements thereof;
(o)	“Anandia Data Room” means the electronic data room made accessible by Anandia to Aurora in connection with the conduct by Aurora of its due diligence on Anandia hosted by Whiteboard Law Corporation, as such electronic data room existed as of 5:00pm (Vancouver time) on July 13, 2018;
(p)	“Anandia Disclosure Letter” means the letter dated as of the date of this Agreement, delivered by Anandia to Aurora pursuant to Section 3.3 with respect to certain matters in this Agreement;
(q)	“Anandia Fairness Opinions” shall have the meaning ascribed thereto in Section (c) of Schedule C;
(r)	“Anandia Filings” means all documents publicly filed under the profile of Anandia on SEDAR since January 22, 2018;
(s)	“Anandia Financial Advisors” means Evans & Evans, Inc.;
(t)	“Anandia Financial Statements” shall have the meaning ascribed thereto in Section (p) of Schedule C;
(u)	“Anandia Group” means Anandia and the Anandia Subsidiaries or any combination of such Persons;
(v)	“Anandia Licenses” means the Licenses set forth in Section 3.1(v)(i) of the Anandia Disclosure Letter;

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(w)	“Anandia Lock-Up Agreements” shall have the meaning ascribed thereto in the Recitals;
(x)	“Anandia Locked-Up Shareholders” means the officers, directors and certain other significant shareholders of Anandia that own, or exercise control or direction over, Anandia Shares or securities convertible into, or exchangeable for, Anandia Shares, as set forth in Schedule E;
(y)	“Anandia Meeting” means the special meeting, including any adjournments or postponements thereof in accordance with the terms of this Agreement, of the Anandia Securityholders to be held to consider, among other things, and, if deemed advisable, to approve, the Anandia Arrangement Resolution;
(z)	“Anandia Options” means options to acquire Anandia Shares issued by Anandia pursuant to or governed by the Anandia Stock Option Plan;
(aa)	“Anandia Optionholders” means, at any time, the holders of Anandia Options.
(bb)	“Anandia Permitted Encumbrances” means:
(A)	minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property, or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the Anandia Properties;
(B)	undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Anandia;
(C)	statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the Anandia Properties or served upon Anandia pursuant to Law or that relate to obligations not due or delinquent, save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are due and payable;
(D)	the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or interest therein and statutory exceptions to title that do not materially detract from the value of the Anandia Properties or materially impair the operation or enjoyment of the Anandia Properties; and
(E)	the Encumbrances listed in the Anandia Disclosure Letter;
(cc)	“Anandia Properties” shall have the meaning ascribed thereto in Schedule C;

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(dd)	“Anandia Securityholders” means Anandia Shareholders and Anandia Optionholders.
(ee)	“Anandia Shareholders” means, at any time, the holders of Anandia Shares;
(ff)	“Anandia Shares” means the common shares in the capital of Anandia;
(gg)	“Anandia Stock Option Plan” means the incentive stock option plan of Anandia dated August 18, 2015;
(hh)	“Anandia Subsidiaries” means, collectively, the Subsidiaries of Anandia;
(ii)	“Anandia Superior Proposal” means any bona fide unsolicited written Anandia Acquisition Proposal made by a person or persons who are, at the date of this Agreement, an arm’s-length third party or arm’s length third parties acting jointly that is made after the date of this Agreement, that relates to the acquisition of all or substantially all of the assets of Anandia (on a consolidated basis) or 100% of the issued and outstanding Anandia Shares not beneficially owned by the party making such Anandia Acquisition Proposal and any joint actor or any of their respective affiliates, whether by way of a single or multistep transaction or a series of related transactions, that:
(i)	complies with Securities Laws in all material respects;
(ii)	did not result from or involve a breach of Section 6.1 of this Agreement, the Confidentiality Agreement or any other agreement between the Person making the Anandia Acquisition Proposal and Anandia or any of its Subsidiaries;
(iii)	is reasonably capable of being completed in accordance with its terms without undue delay relative to the Arrangement, taking into account all legal, financial, regulatory and other aspects of such proposal (including, required shareholder approvals and minimum tender requirements) and the Person making such proposal;
(iv)	is not subject to any financing condition or contingency and in respect of which adequate arrangements have been made or have been demonstrated to the Anandia Board to be reasonably likely to be available to ensure that the required funds or other consideration will be available to effect payment in full for all of the Anandia Shares or the assets of Anandia to be acquired, as the case may be;
(v)	is not subject to a due diligence or access to information condition;
(vi)	the Anandia Board determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Anandia Acquisition Proposal, including all legal, financial, regulatory and other aspects of such Anandia Acquisition Proposal and the Person making such Anandia Acquisition Proposal, would, if consummated in accordance with its terms, but not assuming away any risk of non-completion, result in a transaction more favourable to Anandia Securityholders from a financial point of view than the terms of the Arrangement (including any amendments to the terms and conditions proposed by Aurora as contemplated by Section 6.2(b)); and

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(vii)	in the event that Anandia does not have the financial resources to pay the Anandia Termination Payment, the terms of such Anandia Acquisition Proposal provide that the Person making such Anandia Acquisition Proposal shall advance or otherwise provide Anandia with the cash for Anandia to make the Anandia Termination Payment, and such amount will be advanced or provided on or before such Anandia Termination Payment becomes payable;
(jj)	“Anandia Superior Proposal Notice” shall have the meaning ascribed thereto in Section 6.2(a)(iii);
(kk)	“Anandia Termination Payment” shall have the meaning ascribed thereto in Section 6.3;
(ll)	“Anandia Warrants” means the outstanding warrants to purchase Anandia Shares;
(mm)	“Anandia Warrantholders” means, at any time, the holders of Anandia Warrants.
(nn)	“Arrangement” means an arrangement pursuant to the provisions of Division 5 of Part 9 of the BCBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment or supplement thereto made in accordance therewith, herewith or made at the direction of the Court either in the Interim Order or the Final Order with the consent of Aurora and Anandia, each acting reasonably;
(oo)	“Arrangement Filings” means the filings of Anandia with BC Registry Services in respect of the Arrangement, as may be required pursuant to Part 9, Division 5 the BCBCA after the Final Order is made, which shall be in form and substance satisfactory to Aurora and Anandia, each acting reasonably;
(pp)	“Authorization” means, with respect to any Person, any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, by-law, rule or regulation, that is binding upon or applicable to such Person or its business, assets or securities, and includes any Environmental Approval;
(qq)	“Aurora” has the meaning set out on the first page hereof;

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(rr)	“Aurora Benefit Plan” means all plans with respect to any Aurora or Aurora Subsidiary employees or service providers or former employees or former service providers which Aurora or any Aurora Subsidiary is a party to or bound by or to which Aurora or any Aurora Subsidiary has an obligation to contribute or with respect to which Aurora or any Aurora Subsidiary may have any direct or indirect liability relating to retirement savings, pensions, bonuses, equity awards, profit sharing, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, unemployment insurance benefits, employee loans, vacation pay, severance or termination pay or other benefits, other than those benefits provided solely under a Statutory Plan;
(ss)	“Aurora Board” means the board of directors of Aurora;
(tt)	“Aurora Data Room” means the electronic data room made accessible by Aurora to Anandia in connection with the conduct by Anandia of its due diligence on Aurora, hosted by Google Drive, as such electronic data room existed as of 5:00pm (Vancouver time) on July 13, 2018;
(uu)	................................................................................................................................... ......................................................................................................................... ...................
(vv)	“Aurora Disclosure Letter” means the letter dated as of the date of the Agreement, delivered by Aurora to Anandia pursuant to Section 3.4 with respect to certain matters in this Agreement;
(ww)	“Aurora Filings” means all documents publicly filed under the profile of Aurora on SEDAR since July 1, 2016;
(xx)	“Aurora Financial Advisor” means BMO Capital Markets, as financial advisor to the Aurora Board;
(yy)	“Aurora Financial Statements” shall have the meaning ascribed thereto in Section (r) of Schedule D;
(zz)	“Aurora Group” means Aurora and the Aurora Subsidiaries incorporated under the federal jurisdiction of Canada, or in any provincial jurisdiction within Canada, or any combination of such Persons;
(aaa)	“Aurora Licenses” means the Licenses set forth in Section 3.2(x)(i) of the Aurora Disclosure Letter;
(bbb)	“Aurora Match Period” shall have the meaning ascribed thereto in Section 6.2(a)(v);
(ccc)	“Aurora Options” means options to purchase Aurora Shares issued pursuant to or governed by the Aurora Stock Option Plan;

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(ddd)	“Aurora Permitted Encumbrances” means:
(A)	minor title defects or irregularities or servitudes, easements, restrictions, encroachments, covenants, rights of way and other similar rights or restrictions in real property or any interest therein, whether registered or unregistered, provided the same are not of such nature as to materially impair the operation or enjoyment of the Aurora Properties;
(B)	undetermined or inchoate liens, charges and privileges (including mechanics’, construction, carriers’, workers’, repairers’, storers’ or similar liens) which individually or in the aggregate are not material, arising or incurred in the ordinary course of business of Aurora;
(C)	statutory liens, adverse Claims or Encumbrances of any nature whatsoever claimed or held by any Governmental Entity that have not at the time been filed or registered against the title to the Aurora Properties or served upon Aurora pursuant to Law or that relate to obligations not due or delinquent, save and except for statutory liens, adverse Claims or Encumbrances related to Taxes which are due and payable;
(D)	the reservations, limitations and exceptions in any original grants from any Governmental Entity of any real property or interest therein and statutory exceptions to title that do not materially detract from the value of the Aurora Properties or materially impair the operation or enjoyment of the Aurora Properties; and
(E)	the Encumbrances listed in Section 1.1 of the Aurora Disclosure Letter;
(eee)	“Aurora Properties” shall have the meaning ascribed thereto in Schedule D;
(fff)	............................................................................................... ................................................................................................... .........................................
(ggg)	“Aurora RSUs” means restricted share units granted under or governed by the Aurora RSU Plan;
(hhh)	“Aurora Shareholders” means, at any time, the holders of Aurora Shares;
(iii)	“Aurora Shares” means the common shares in the capital of Aurora;
(jjj)	................................................................................................................................... .......................................................
(kkk)	“Aurora Subsidiaries” means, collectively, the Subsidiaries of Aurora;
(lll)	“Aurora Warrants” means the outstanding warrants to purchase Aurora Shares;

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(mmm)	“BCBCA” means the Business Corporations Act (British Columbia);
(nnn)	“Books and Records” of a Party, means books and records of the Party and its Subsidiaries, including books of account, tax records, sales and purchase records, customer and supplier lists, technical documents including specifications, bills of materials and engineering notebooks and business reports, whether in written or electronic form;
(ooo)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Edmonton, Alberta or Vancouver, British Columbia;
(ppp)	“Claims” means any and all debts, costs, expenses, liabilities, obligations, losses and damages, penalties, proceedings, actions, suits, assessments, reassessments or claims of whatsoever nature or kind including regulatory or administrative (whether or not under common law, on the basis of contract, negligence, strict or absolute liability or liability in tort, or arising out of requirements of applicable Laws), imposed on, incurred by, suffered by, or asserted against any Person or any property, absolute or contingent, and, except as otherwise expressly provided herein, includes all reasonable out-of-pocket costs, disbursements and expenses paid or incurred by such Person in defending any action;
(qqq)	“Closing” means the completion of the transactions contemplated by the Arrangement;
(rrr)	“Code” means the United States Internal Revenue Code of 1986, as amended;
(sss)	.....................................................
(ttt)	................................................................................................................................... ................................................................................................................................... .....................................................................
(uuu)	..........................................................................
(vvv)	................................................................................................................................... ................................................................................................................................... ................................................................................................................................... .....................
(www)	..................................................................................................
(xxx)	................................................................................................................................... .................
(yyy)	...................................................................
(zzz)	.................................................................

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(aaaa)	“Completion Deadline” means August 15, 2018, or such later date as may be agreed to in writing by the Parties;
(bbbb)	“Confidentiality Agreement” means the confidentiality agreement dated May 7, 2018 entered into between Anandia and Aurora;
(cccc)	“Consideration Shares” means the Aurora Shares to be issued to the Anandia Shareholders in exchange for their Anandia Shares pursuant to the Plan of Arrangement;
(dddd)	“Consideration Warrants” means warrants to purchase Aurora Shares to be issued to the Anandia Shareholders pursuant to the Plan of Arrangement in the form attached hereto as Schedule F;
(eeee)	“Contract” means, with respect to any Party, any legally binding agreement, commitment, engagement, contract, franchise or undertaking (written or oral): (a) to which such Party or its Subsidiaries is a party, (b) by which such Party or its Subsidiaries is bound or affected or to which any of their respective assets is subject, or (c) under which such Party or its Subsidiaries has or may acquire any right or interest.
(ffff)	“Court” means the Supreme Court of British Columbia;
(gggg)	“Depositary” means such Person as Anandia may appoint to act as depositary in relation to the Arrangement, with the approval of Aurora, acting reasonably;
(hhhh)	“Dissent Rights” means the rights of dissent in respect of the Arrangement granted pursuant to the Interim Order;
(iiii)	“Effective Date” means the date upon which the Arrangement becomes effective, pursuant to such filings as required pursuant to Part 9, Division 5 of the BCBCA;
(jjjj)	“Effective Date Balance Sheet” means the balance sheet of Anandia as at 12:01 a.m. on the Effective Date, prepared in accordance with generally accepted accounting principles, consistently applied with those principles used in the preparation of the Anandia Financial Statements after taking into account any reasonable estimates required to determine amounts on the Effective Date that may differ from amounts on the date of preparation and after taking into account all proceeds that have been received in connection with the exercise of Anandia Options and Anandia Warrants pursuant to Conditional Exercise Notices and all payments to be made to Anandia Optionholders and Anandia Warrantholders pursuant to the Plan of Arrangement;
(kkkk)	“Effective Date Working Capital” means the amount, whether positive or negative, equal to the total of Anandia’s current assets less the total of its current liabilities as shown on the Effective Date Balance Sheet and, for these purposes, “current assets” and “current liabilities” shall consist of assets and liabilities so classified on the Effective Date Balance Sheet, excluding any current assets, current liabilities and cash payments related to expenditures for Anandia’s Comox site that are pre-approved by Aurora or are related to charges from Aurora affiliates, which includes any costs directed to be incurred by Aurora affiliates at Anandia’s Comox site, after taking into account any reasonable estimates required to determine amounts on the Effective Date that may differ from amounts on the date of preparation and after taking into account all proceeds that have been received in connection with the exercise of Anandia Options and Anandia Warrants pursuant to Conditional Exercise Notices and all payments to be made to Anandia Optionholders and Anandia Warrantholders pursuant to the Plan of Arrangement;

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(llll)	“Effective Time” means 12:01 a.m. (Vancouver time) on the Effective Date;
(mmmm)	“Eligible Holder” means a beneficial holder of Anandia Shares that, immediately prior to the Effective Time, is: (i) a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act; (ii) a partnership, any member of which is a resident of Canada for purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (iii) an Eligible Non-Resident.
(nnnn)	“Eligible Non-Resident” means a beneficial owner of Anandia Shares immediately prior to the Effective Time who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose Anandia Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act, or a partnership, any member of which is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act and any applicable income tax treaty or convention and whose Anandia Shares are “taxable Canadian property” and not “treaty-protected property”, in each case as defined in the Tax Act.
(oooo)	“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third Person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing but does not include (i) when such term is used in reference to Aurora or any Aurora Subsidiary, any Aurora Permitted Encumbrance and (ii) when such term is used in reference to Anandia or any Anandia Subsidiary, any Anandia Permitted Encumbrance;
(pppp)	“Environmental Approvals” means , with respect to any Person, all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, approvals, decisions, decrees, conditions, notifications, orders, demands or Claims issued or required by any Governmental Entity pursuant to any Environmental Laws, which are binding upon or applicable to such Person or its business, assets or securities;

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(qqqq)	“Environmental Laws” means all applicable Laws whether foreign or domestic, including applicable common law and civil law, for the protection of the natural environment and human health and safety and for the regulation of contaminants, pollutants, waste, toxic and hazardous substances, and includes Environmental Approvals;
(rrrr)	“Exchange Ratio” means the number of Consideration Shares issuable pursuant to the Arrangement for each Anandia Share, based on the following formula:

A = (B/C) / D

where:

A	=	the number of Consideration Shares issuable per Anandia Share
B	=	the Purchase Price
C	=	the Issue Price
D	=	the aggregate number of Anandia Shares
(ssss)	“Final Order” means the order made after application to the Court approving the Arrangement, as such order may be amended by the Court (with the consent of the Parties, each acting reasonably) at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;
(tttt)	“Governmental Entity” means any: (i) supranational, international, multinational, national, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, stock exchange or agency, whether domestic or foreign; (ii) any subdivision, agency, commission, board or authority of any of the foregoing; or (iii) any quasi-governmental or private body exercising any regulatory, expropriation, land use or occupation, or taxing authority under or for the account of any of the foregoing;
(uuuu)	“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board that are applicable to public issuers or private companies in Canada;
(vvvv)	“including” means including, without limitation;
(wwww)	“Indemnified Persons” shall have the meaning ascribed thereto in Section 8.10(a);
(xxxx)	“Intellectual Property” means domestic and foreign: (i) patents, applications for patents and reissues, divisions, continuations, renewals, extensions and continuations-in-part of patents or patent applications; (ii) proprietary and nonpublic business information, including inventions (whether patentable or not), invention disclosures, improvements, discoveries, trade secrets, confidential information, know-how, methods, processes, designs, technology, technical data, schematics, formulae and customer lists, and documentation relating to any of the foregoing; (iii) copyrights, copyright registrations and applications for copyright registration; (iv) mask works, mask work registrations and applications for mask work registrations; (v) designs, design registrations, design registration applications and integrated circuit topographies; (vi) trade names, business names, corporate names, domain names, website names and world wide web addresses, common law trade-marks, trade-mark registrations, trade mark applications, trade dress and logos, and the goodwill associated with any of the foregoing; (vii) software; and (viii) any other intellectual property and industrial property.;

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(yyyy)	“Interim Order” means the order made after application to the Court, containing declarations and directions in respect of the notice to be given and the conduct of the Anandia Meeting and the Arrangement, as such order may be amended, supplemented or varied by the Court (with the consent of the Parties, each acting reasonably);
(zzzz)	“Investment Canada Act” means the Investment Canada Act (Canada);
(aaaaa)	................................................................................................................................... ........................
(bbbbb)	“Key Employees” mean those employees of Anandia set out in Schedule I;
(ccccc)	“KPMG” means KPMG LLP;
(ddddd)	“Laws” means all laws, by-laws, statutes, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity, including Securities Laws and U.S. Securities Laws, and the term “applicable” with respect to such Laws and in a context that refers to one or more Persons, means such Laws as are applicable to such Person or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, assets, property or securities;
(eeeee)	“Lease” as it relates to a Party, means any Contract pursuant to which that Party or any of its Subsidiaries is a tenant, licensee or a sub-tenant of any leasehold or sub-leasehold estate and other right to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property;
(fffff)	“marijuana” has the meaning given to the term “marihuana” in the ACMPR;
(ggggg)	“Material Adverse Effect” means, in respect of any Party, as applicable, any one or more changes, events, occurrences or states of fact, which, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, properties, assets, liabilities, or condition (financial or otherwise) of that Party and its Subsidiaries, on a consolidated basis, other than any change, effect, event, occurrence or state of facts:

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(i)	relating to any change in global, national or regional political conditions (including the outbreak or escalation of war, acts of terrorism, strikes, lockouts, riots or outbreaks of illness) or the global economy or securities markets in general;
(ii)	affecting the cannabis industry or the price of cannabis in general;
(iii)	relating to any natural disaster;
(iv)	relating to any change in Law or any interpretation of Law by any Governmental Entity;
(v)	relating to any generally applicable change in applicable accounting principles, including IFRS;
(vi)	relating to a change in the market trading price of publicly traded securities of that Party, it being understood that the causes underlying such change may be taken into account in determining whether a Material Adverse Effect has occurred;
(vii)	relating to the failure in and of itself to meet any internal or published projections, forecasts or guidance or estimates of revenues, earnings or cash flows, it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred; or
(viii)	resulting from the announcement of this Agreement, the pendency of the transactions contemplated herein or compliance with the covenants herein or the satisfaction of the conditions herein;

provided, however, that if a change, effect, event, occurrence or state of facts referred to in clauses (i) through to and including (v) has a materially disproportionate effect on that Party and its Subsidiaries, on a consolidated basis, relative to other comparable companies and entities operating in the Canadian cannabis industry, such effect may be taken into account in determining whether a Material Adverse Effect has occurred; and provided that references in this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, interpretive of the amount used for the purpose of determining whether a Material Adverse Effect has occurred or whether a state of facts exists that has or could have a Material Adverse Effect;

(hhhhh)	“Material Contract” means, in respect of a Party, any Contract to which such Party or any of its Subsidiaries is a party or its or their respective assets are bound which:

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(i)	if terminated, breached or not renewed would or would reasonably be expected to have a Material Adverse Effect with respect to such Party;
(ii)	relates to the purchase of materials, supplies, equipment or services involving payments, individually or in the aggregate, in excess of (A) in the case of Aurora, $1,000,000, and (B) in the case of Anandia, $250,000, each over the life of such Contract;
(iii)	relates directly or indirectly (including any guarantees or similar obligations) to indebtedness (currently outstanding or which may become outstanding) for borrowed money in excess of (A) in the case of Aurora, $1,000,000, and (B) in the case of Anandia, $250,000, each in the aggregate;
(iv)	under which such Party or any of its Subsidiaries is obligated to make or expects to receive payments on an annual basis in excess of (A) in the case of Aurora, $1,000,000, and (B) in the case of Anandia, $250,000, or in excess of (C) in the case of Aurora, $2,500,000, and (D) in the case of Anandia, $250,000, over the remaining term;
(v)	limits or restricts in any material respect (A) the ability of such Party or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area, (B) the ability of such Party or any of its Subsidiaries to solicit or hire any Person, or (C) the scope of Persons to whom such Party or any of its Subsidiaries may sell products or deliver services;
(vi)	contemplates an exclusive business relationship between a Party and any other Person;
(vii)	gives another Person the right to purchase or license an unlimited quantity or volume of, or enterprise-wide scope of use of, that Party’s products or services (or licenses to that Party’s products or services) for a fixed aggregate price at no additional charge, or under which that Party grants most-favored customer pricing, rights of first refusal or similar rights or terms to any Person;
(viii)	relates to any joint venture, strategic alliance, partnership or sharing of profits, revenue or proprietary information or similar arrangement that is material to such Party and its Subsidiaries, on a consolidated basis; or
(ix)	remains in full force and effect and has been filed with the Securities Authorities as a Material Contract in accordance with applicable Securities Laws;
(iiiii)	“Misrepresentation” means an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make the statements contained therein not misleading in light of the circumstances in which they are made;

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(jjjjj)	“Non-Arm’s Length Agreement” means any Contract between a Party or any of its Subsidiaries and any Person with whom such Party or any of its Subsidiaries is not dealing, at the applicable time, at arm’s length (within the meaning of the Tax Act), excluding, for greater certainty, any employment or similar service agreements entered into in the ordinary course;
(kkkkk)	..................................................
(lllll)	................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ...................................................................................................................
(mmmmm)	...............................................................
(nnnnn)	................................................................................................................................... ................................................................................................................................... .................................
(ooooo)	........................................................................................
(ppppp)	.......................................................................................................
(qqqqq)	.............................................................
(rrrrr)	.........................................................
(sssss)	“Parties” shall have the meaning ascribed thereto on the first page of this Agreement;
(ttttt)	“Pending Anandia Acquisition Proposal” shall have the meaning ascribed thereto in Section 6.3(d);
(uuuuu)	“Person” means an individual, partnership, association, body corporate, a partnership or limited partnership, a trust, a trustee, executor, administrator or other legal personal representative, a syndicate, a joint venture, government (including any Governmental Entity) or any other entity, whether or not having legal status;
(vvvvv)	“Plan of Arrangement” means the plan of arrangement of Anandia under the BCBCA substantially in the form and content of Schedule A attached hereto and any amendment or variation thereto made in accordance with Section 5.1 of the Plan of Arrangement or Section 7.1 hereof or made at the direction of the Court in the Final Order with the prior written consent of the Parties, each acting reasonably;
(wwwww)	...................................................................................................................

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(xxxxx)	“Replacement Securities” means one or more of, or all of, as applicable, the Consideration Shares and the Consideration Warrants;
(yyyyy)	“Representatives” has the meaning ascribed thereto in Section 6.1;
(zzzzz)	“Section 3(a)(10) Exemption” shall have the meaning ascribed thereto in Section 2.8;
(aaaaaa)	“Securities Authorities” means collectively, the British Columbia Securities Commission and the other applicable securities regulatory authorities in the provinces and territories of Canada;
(bbbbbb)	“Securities Laws” means the Securities Act (British Columbia) and any other applicable securities Laws of a province or territory of Canada;
(cccccc)	“Shareholder Holdcos” means Page Holdco and Coleman Holdco;
(dddddd)	“Statutory Plan” means a statutory benefit plan which Aurora, Aurora Group, Anandia or Anandia Subsidiaries are required to participate in or comply with, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;
(eeeeee)	“Subsidiary” means, with respect to a Person, any entity, whether incorporated or unincorporated: (i) of which such Person or any other subsidiary of such Person is a general partner; or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person and/or by any one or more of its subsidiaries; and shall include any body corporate, partnership, joint venture or other entity over which it exercises direction or control. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise;
(ffffff)	“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan or Quebec Pension Plan premiums, excise, severance, social security, workers’ compensation, employment insurance or compensation taxes or premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, harmonized sales tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

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(gggggg)	“Tax Act” means the Income Tax Act (Canada), as amended;
(hhhhhh)	“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;
(iiiiii)	“Transaction” means the transaction resulting from the completion of the Arrangement, including the acquisition of all of the Anandia Shares by Aurora and the completion of the other transactions contemplated by the Plan of Arrangement;
(jjjjjj)	“TSX” means the Toronto Stock Exchange;
(kkkkkk)	“U.S. Securities Laws” means the 1933 Act, the 1934 Act and any applicable U.S. state securities Laws; and
(llllll)	“VWAP” means the twenty (20) day volume weighted average trading price of the Aurora Shares determined by dividing the total value by total volume of Aurora Shares traded on the TSX for the twenty (20) trading immediately prior to June 11, 2018;

Section 1.2        Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

Section 1.3        Number and Gender

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter.

Section 1.4        Date for Any Action

If the date on which any action is required to be taken hereunder by any party hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

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Section 1.5        Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

Section 1.6        Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

Section 1.7        Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Laws, the Parties hereto waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties hereto will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

Section 1.8        Certain References and Phrases

References to any contract, license, lease, agreement, indenture, arrangement or commitment shall be a reference to such contract, license, lease, agreement, indenture, arrangement or commitment, as amended, modified or supplemented from time to time in accordance with the terms thereof. The words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of.” The term “made available” means (i) copies of the subject materials were included in the Anandia Data Room or Aurora Data Room, as applicable, (ii) copies of the subject materials were provided to Anandia or Aurora, as applicable, or (iii) the subject material was listed in the Anandia Disclosure Letter or Aurora Disclosure Letter, as applicable, or referred to in the Anandia Data Room or Aurora Data Room, as applicable, and copies were provided to the applicable Party if requested.

Section 1.9        Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under IFRS and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with IFRS.

Section 1.10      Knowledge

Where the phrases “to the knowledge of Aurora” or “to Aurora’s knowledge” or “to the knowledge of Anandia” or “to Anandia’s knowledge” are used in respect of Aurora, the Aurora Subsidiaries, Anandia or the Anandia Subsidiaries, as applicable, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (a) in the case of Aurora and the Aurora Subsidiaries, the actual collective knowledge, after reasonable inquiry, of those officers of Aurora and the Aurora Subsidiaries set forth in Section 1.10 of the Aurora Disclosure Letter; and (b) in the case of Anandia and the Anandia Subsidiaries, the actual collective knowledge, after reasonable inquiry, of those officers of Anandia and the Anandia Subsidiaries set forth in Section 1.10 of the Anandia Disclosure Letter.

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Section 1.11      Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary course of business” or “ordinary course” and similar expressions shall, as applicable, mean and refer to the ordinary course of business conduct of a Party (or its Subsidiaries) in a commercially reasonable and business-like manner consistent with the past practices of such Party.

Section 1.12      Subsidiaries

To the extent any covenants or agreements contained herein relate, directly or indirectly, to a Subsidiary of Aurora or Anandia, each such provision shall be construed as a covenant by Aurora or Anandia, respectively, to cause (to the fullest extent to which it is legally capable) such Subsidiary to perform the required action.

Section 1.13      Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter
Schedule A	Plan Of Arrangement
Schedule B	Form of Anandia Arrangement Resolution
Schedule C	Representations and Warranties of Anandia
Schedule D	Representations and Warranties of Aurora
Schedule E	List of Anandia Locked-Up Shareholders
Schedule F	Form of Consideration Warrant
Schedule G	Form of Coleman Escrow Agreement
Schedule H	Form of Page Escrow Agreement
Schedule I	Form of Coleman Acknowledgement and Indemnity Agreement
Schedule J	Form of Page Acknowledgement and Indemnity Agreement
Schedule K	Key Employees

Article 2
THE ARRANGEMENT

Section 2.1        Arrangement

Anandia and Aurora agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

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Section 2.2        Court Proceedings

Anandia shall apply to the Court for the Interim Order and Final Order as follows:

(a)	As soon as is reasonably practicable after the date hereof, and in any case in sufficient time to permit the Anandia Meeting to be held by the date specified in Section 4.2(a)(v), Anandia shall make and diligently prosecute an application to the Court for the Interim Order which application shall be in form and substance satisfactory to Aurora, acting reasonably, and shall request that the Interim Order shall provide, among other things:
(i)	for the calling and holding of the Anandia Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement;
(ii)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Anandia Meeting and for the manner in which such notice is to be provided;
(iii)	what material regarding the Anandia Meeting is to be delivered to Anandia Securityholders and the method of delivery of such material;
(iv)	that the requisite approval for the Anandia Arrangement Resolution shall be (i) 66⅔% of the votes cast on the Anandia Arrangement Resolution by Anandia Securityholders present in person or represented by proxy and entitled to vote at the Anandia Meeting, voting together as a single class (with each Anandia Share entitling the holder thereof to one vote and each Anandia Option entitling the holder thereof to one vote, and (ii) additionally, 66⅔% of the votes cast on the Anandia Arrangement Resolution by Anandia Shareholders present in person or represented by proxy and entitled to vote at the Anandia Meeting, voting together as a single class;
(v)	that, except as modified by the Interim Order, in all other respects, the terms, conditions and restrictions of Anandia’s constating documents, including quorum requirements and other matters, shall apply in respect of the Anandia Meeting;
(vi)	for the grant of the Dissent Rights as set forth in the Plan of Arrangement;
(vii)	that the Anandia Meeting may be adjourned or postponed from time to time by management of Anandia, subject to the terms of this Agreement, without the need for additional approval of the Court;
(viii)	confirmation of the record date for the purposes of determining the Anandia Securityholders entitled to receive notice of and vote at the Anandia Meeting in accordance with the Interim Order;
(ix)	that the record date for Anandia Securityholders entitled to notice of and to vote at the Anandia Meeting shall not change in respect of any adjournment(s) or postponement(s) of the Anandia Meeting or any other change except as required by applicable Laws;

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(x)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order; and
(xi)	for such other matters as Aurora or Anandia may reasonably require, subject to obtaining the prior consent of the other Party, such consent not to be unreasonably withheld, delayed or conditioned.
(b)	Upon approval of the Anandia Arrangement Resolution at the Anandia Meeting, in accordance with the terms of the Interim Order, subject to the terms of this Agreement, Anandia shall forthwith make and diligently prosecute an application to the Court for the Final Order, which application shall be in form and substance satisfactory to Anandia and Aurora, each acting reasonably, and Anandia shall diligently take steps to ensure that the Final Order hearing is held as soon as reasonably practicable following the approval of the Anandia Arrangement Resolution at the Anandia Meeting.
(c)	In such notice of hearing in connection with the application for the Final Order, Anandia will inform the Court that the Parties intend to rely on the Section 3(a)(10) Exemption for the issuance of the Replacement Securities pursuant to the Arrangement and that, in connection therewith, the Court will be asked to approve the fairness of the terms and conditions of the Arrangement to each Person to whom Replacement Securities will be issued. Each Person to whom Replacement Securities will be issued on completion of the Arrangement will be given adequate notice advising them of their rights to attend the hearing of the Court for the Final Order and providing them with adequate information to enable such Person to exercise such right. The Replacement Securities issued under the Arrangement will not be registered pursuant to the 1933 Act or any state “blue sky” or securities laws, and will be issued in reliance Section 3(a)(10) Exemption and available registration exemptions under applicable state “blue sky” or securities laws.
(d)	Anandia will provide legal counsel for Aurora with a reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Anandia will ensure that all material filed with the Court in connection with the Arrangement is consistent in all material respects with the terms of this Agreement and the Plan of Arrangement.

Section 2.3        Completion of Arrangement Filings

Unless another time or date is agreed to in writing by the Parties, on the third Business Day following satisfaction or waiver of the conditions precedent in Section 5.1, Section 5.2 and Section 5.3 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), each of Aurora and Anandia shall execute and deliver such closing documents and instruments and such other documents as may be required to give effect to the Arrangement and Anandia shall make Arrangement Filings as required to give effect to the Arrangement pursuant to Part 9, Division 5 of the BCBCA, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality. Without limiting the foregoing, Aurora shall, prior to the filing by Anandia of the Arrangement Filings, provide the Depositary with an irrevocable direction for the issuance of the Consideration Shares and the Consideration Warrants (the terms and conditions of such direction to be satisfactory to Anandia and Aurora, acting reasonably).

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Section 2.4        Effective Time

The Arrangement shall become effective at the Effective Time.

Section 2.5        Closing

Electronic copies of all executed closing documents and instruments and such other documents as may be required to give effect to the Arrangement shall be delivered in escrow, on terms satisfactory to Aurora and Anandia, each acting reasonably, to McMillan LLP and Blake, Cassels & Graydon LLP by 2:00 pm on the day prior to the Effective Date, or at such other place or time as the Parties may agree. The Closing of the Arrangement will take place, to the extent any physical delivery of documents is required by any Party, at the offices of McMillan LLP, Vancouver, British Columbia at the time all parties agree all conditions to the closing of the Arrangement have been satisfied or waived on the Effective Date or at such other place or time as the Parties may agree.

Section 2.6        Consultation

(a)	Aurora and Anandia shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by the Parties and in any event prior to the next opening of trading on the TSX, by way of a joint press release to be approved by the Parties in advance, acting reasonably. Aurora and Anandia agree to cooperate in the preparation of presentations, if any, to the Anandia Shareholders and/or the Aurora Shareholders regarding the transactions contemplated by this Agreement; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.
(b)	Aurora and Anandia will consult with the other in respect to issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement, its business or operations and in making any filing with any Governmental Entity with respect to this Agreement or the Arrangement, including any Securities Authority, or stock exchange. Each of Aurora and Anandia shall use commercially reasonable efforts to enable the other of them to review and comment on all such press releases, public statements and filings prior to the release or filing, respectively, thereof (except where such material is confidential or competitively or commercially sensitive, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis), provided, however, that the obligations herein will not prevent a Party from making, after consultation with the other Party, such disclosure as is required by applicable Laws or the rules and policies of any applicable stock exchange. Reasonable consideration shall be given to any comments made by the other Party and its counsel.

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Section 2.7        [Reserved]

Section 2.8        U.S. Securities Matters

The Parties intend that the issuance of the Replacement Securities under the Arrangement will be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof (the “Section 3(a)(10) Exemption”), will not be subject to registration or qualification under state “blue sky” or securities laws and will otherwise be in compliance with all U.S. Securities Laws. Each Party agrees to act in good faith, consistent with the intent of the Parties and the intended treatment of the Arrangement set forth in this Section 2.8. In order to ensure the availability of the Section 3(a)(10) Exemption, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;
(b)	the Court will be advised as to the intention of the Parties to rely on the Section 3(a)(10) Exemption at the hearing of the application for the Final Order;
(c)	the Court will be asked to satisfy itself as to the fairness of the Arrangement;
(d)	the Final Order will expressly state that the Arrangement is approved by the Court as being fair to the Persons to whom the Replacement Securities will be issued;
(e)	the Parties will ensure that each Person entitled to receive Replacement Securities on completion of the Arrangement will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;
(f)	each Person to whom Replacement Securities will be issued pursuant to the Arrangement will be advised that the Replacement Securities issued pursuant the Arrangement have not been registered under the 1933 Act and will be issued by Aurora in reliance upon the Section 3(a)(10) Exemption and will be subject to certain restrictions on resale under the securities laws of the United States, including, as applicable, Rule 144 under the 1933 Act with respect to securities issued to affiliates (as such term is defined under Rule 144) of Aurora;
(g)	the Interim Order approving the Anandia Meeting will specify that each Person to whom Replacement Securities will be issued pursuant to the Arrangement will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as such Person files with the Court and delivers a Response to Petition in the manner provided in the Interim Order; and
(h)	the Final Order shall include a statement to substantially the following effect:

“This Order will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act in respect of the distribution of securities of Aurora pursuant to the Plan of Arrangement.”

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Section 2.9        Adjustment of Consideration

(a)	Notwithstanding anything to the contrary contained in this Agreement, if, between the date of this Agreement and the Effective Time, the issued and outstanding Anandia Shares or the issued and outstanding Aurora Shares shall have been changed into a different number of shares or a different class by reason of any stock split, reverse stock split, stock dividend, reclassification, redenomination or the like, and for greater certainty, the distribution of units of Aurora’s subsidiary Australis Capital Inc. to Aurora shareholders will constitute such a change to the issued and outstanding Aurora Shares, then the Exchange Ratio and any other dependent items shall be appropriately adjusted to provide to Anandia and Aurora and their respective shareholders the same economic effect as contemplated by this Agreement and the Arrangement prior to such action and as so adjusted shall, from and after the date of such event, be the consideration to be paid per Anandia Share, the Exchange Ratio or other dependent item, subject to further adjustment in accordance with this sentence.
(b)	............................................................................................................................................... ............................................................................................................................................... .......................................................................................................... ............................................................................................................................................... ................................................
(i)	................................................................................................................................... ................................................................................................................................... ........................................................
(ii)	................................................................................................................................... ................................................................................................................................... ...................................................................
(iii)	................................................................................................................................... ................................................................................................................................... ...........................................

Section 2.10      Lock-Up and Shareholder Agreements

Aurora has delivered to Anandia true and complete copies of each duly executed Anandia Lock-Up Agreement. Aurora hereby agrees not to amend, modify or terminate any Anandia Lock-Up Agreement without Anandia’s prior written consent.

Section 2.11      Anandia Options

The Parties acknowledge and agree that all Anandia Options that are not exercised, whether conditionally or otherwise, prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and Anandia shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

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Section 2.12      Anandia Warrants

The Parties acknowledge and agree that all Anandia Warrants that are not exercised, whether conditionally or otherwise, prior to the Effective Time shall be treated in accordance with the provisions of the Plan of Arrangement, and Anandia shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

Section 2.13      Tax Matters

(a)	Aurora, Anandia and the Depositary, as applicable, shall be entitled to deduct and withhold from any amount payable or any consideration payable or otherwise deliverable to any former holder of securities such amounts as Aurora, Anandia or the Depository determine should be deducted and withheld to meet any deduction, withholding or remittance requirements under any provision of applicable Laws in respect of taxes. To the extent that any amounts are so deducted and withheld, such amounts shall be treated for all purposes hereof as having been paid to the person to whom such amounts would otherwise have been paid, provided that such withheld amounts are actually remitted to the appropriate Governmental Entity. To satisfy the amount required to be deducted or withheld from any payment to any such securityholder of Anandia, Aurora, Anandia or the Depositary, as applicable, may, without limitation, sell or otherwise dispose of any portion of the Consideration Shares (including with respect to Page Holdco and Coleman Holdco) payable to such holder as they consider necessary to provide sufficient funds to enable Aurora, Anandia or the Depositary, as applicable, to comply with such deduction, withholding or remittance requirements.
(b)	The Parties acknowledge that no deduction will be claimed by Anandia or any Person not dealing at arm’s length with the Anandia in respect of any payment made to a holder of Anandia Options in respect of the Anandia Options who is a resident of Canada or who is employed in Canada (all within the meaning of the Tax Act), in computing the taxable income (for the purposes of the Tax Act) of Anandia or any Person not dealing at arm’s length with the Anandia and Aurora shall cause Anandia (or any successor corporation) to: (a) where applicable, make an election pursuant to subsection 110(1.1) of the Tax Act in respect of the cash payments made in exchange for the surrender of Anandia Options; and (b) provide evidence in writing of such election to holders of Anandia Options, it being understood that holders of Anandia Options will not be precluded from claiming any deductions otherwise available to such persons pursuant to the Tax Act in respect of the calculation of any benefit arising from the surrender of Anandia Options.

Section 2.14       Tax Elections

An Eligible Holder who receives Aurora Shares under the Plan of Arrangement shall be entitled to make an income tax election pursuant to subsection 85(1) of the Tax Act, or subsection 85(2) of the Tax Act if such beneficial owner is a partnership, (and in each case, where applicable, the analogous provisions of provincial income tax law) with respect to the transfer of its Anandia Shares to Aurora and receipt of the Aurora Shares by providing two signed copies of the necessary prescribed election form(s) to KPMG within 90 days following the Effective Date, duly completed with the details of the number of Anandia Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, subject to the election forms being correct and complete and complying with the provisions of the Tax Act (and applicable provincial income tax law), the forms will be signed by Aurora and returned to such Eligible Holder within 90 days after the receipt thereof by KPMG for filing with the Canada Revenue Agency (or the applicable provincial taxing authority) by such Eligible Holder. Aurora will not be responsible for the proper completion of any election form and, except for Aurora’s obligation to return (within 90 days after the receipt thereof by KPMG duly completed election forms which are received by KPMG within 90 days of the Effective Date, Aurora will not be responsible in respect of the election form, including for any taxes, interest or penalties resulting from the failure by an Eligible Holder to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Aurora may choose to sign and return an election form received by KPMG more than 90 days following the Effective Date, but Aurora will have no obligation to do so.

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Article 3
REPRESENTATIONS AND WARRANTIES

Section 3.1        Representations and Warranties of Anandia

Except as disclosed in the Anandia Disclosure Letter (with the disclosure of any event, item or occurrence set forth in the Anandia Disclosure Letter qualifying or modifying the applicable section to which it corresponds and any other section to the extent that its relevance to such other section is reasonably apparent on its face) or in the Anandia Filings prior to the date hereof (excluding any disclosures set forth in any section of a document in the Anandia Filings entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature), Anandia represents and warrants to and in favour of Aurora as set forth in Schedule C and acknowledges that Aurora is relying upon such representations and warranties in entering into this Agreement.

Section 3.2        Representations and Warranties of Aurora

Except as disclosed in the Aurora Disclosure Letter (with the disclosure of any event, item or occurrence set forth in the Aurora Disclosure Letter qualifying or modifying the applicable section to which it corresponds and any other section to the extent that its relevance to such other section is reasonably apparent on its face) or in the Aurora Filings prior to the date hereof (excluding any disclosures set forth in any section of a document in the Aurora Filings entitled “Risk Factors” or “Forward-Looking Statements” or any other disclosures included in such filings to the extent that they are forward-looking in nature), Aurora represents and warrants to and in favour of Anandia as set forth in Schedule D and acknowledges that Anandia is relying upon such representations and warranties in entering into this Agreement.

Section 3.3        Anandia Disclosure Letter

The Parties acknowledge and agree that Anandia has delivered to Aurora the Anandia Disclosure Letter, which has been accepted by Aurora and which sets forth modifications to those representations and warranties made by Anandia in Section 3.1 hereof.

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Section 3.4        Aurora Disclosure Letter

The Parties acknowledge and agree that Aurora has delivered to Anandia the Aurora Disclosure Letter, which has been accepted by Anandia and which sets forth modifications to those representations and warranties made by Aurora in Section 3.2 hereof.

Section 3.5        Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the earlier of the Effective Date and the date on which this Agreement is terminated.

Article 4
COVENANTS

Section 4.1        Covenants of Aurora

Subject to the other terms and conditions of this Agreement, Aurora hereby covenants and agrees with Anandia as follows:

(a)	Information for Anandia Circular. In a timely and expeditious manner, Aurora shall provide to Anandia all information as may be reasonably requested by Anandia or as required by the Interim Order or applicable Laws with respect to Aurora and the Aurora Subsidiaries and their respective businesses and properties for inclusion in the Anandia Circular or in any amendment or supplement to the Anandia Circular required to be disclosed in the Anandia Circular (including any pro forma financial statements) and not containing any Misrepresentation with respect thereto. Aurora shall use commercially reasonable efforts to obtain consents of auditors and other advisors to use financial, technical or expert information in the Anandia Circular and fully cooperate with Anandia in the preparation of the Anandia Circular. Aurora hereby indemnifies and saves harmless Anandia and its directors, officers, employees, agents and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and reasonable expenses to which Anandia or any of its directors, officers, employees, agents or representatives may be subject or may suffer as a result of, or arising from, any Misrepresentation contained in any information included in the Anandia Circular that was provided by Aurora or any of its directors, officers, employees, agents or representatives specifically for inclusion therein, including as a result of any order made, or any inquiry, investigation or proceeding instituted by any Securities Authorities or other Governmental Entity based on such a Misrepresentation.
(b)	Copy of Documents. Except as otherwise provided herein, Aurora shall furnish promptly to Anandia a copy of any filings made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Transaction (except where such material is confidential or competitively or commercially sensitive, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis). Aurora shall, and shall cause the Aurora Group to, give Anandia and its representatives during normal business hours reasonable access to their premises, assets, books, records, contracts and personnel and furnish Anandia with all such other information as Anandia may reasonably request. No environmental assessment or other intrusive analysis will be conducted by Anandia without the prior written consent of Aurora.

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(c)	Usual Business. Other than in contemplation of, or as required to give effect to the Transaction, Aurora shall, and shall cause the Aurora Subsidiaries to, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, use commercially reasonable efforts to maintain and preserve Aurora’s and its Aurora Subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which Aurora or any of Aurora Subsidiaries have material business relations.
(d)	Insurance. Aurora shall use commercially reasonable efforts, and shall cause the Aurora Group to use commercially reasonable efforts, to cause their respective current insurance (and reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.
(e)	Certain Actions. Notwithstanding any other provision of Section 4.1(c), Aurora shall not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, that would reasonably be expected to materially impede the completion of the Transaction.
(f)	Material Adverse Effect. Aurora will promptly notify Anandia of: (i) any Material Adverse Effect with respect to Aurora; (ii) any notice or other written communication from any Person alleging that the consent of such Person (or another Person) is required in connection with the Transaction, or (iii) any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving Aurora or any of its Subsidiaries that relate to this Agreement or the Transaction.
(g)	No Compromise. Aurora shall not, and shall cause the Aurora Group not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Aurora in connection with the Transaction prior to the Effective Time without the prior written consent of Anandia, which consent shall not be unreasonably withheld, conditioned or delayed.
(h)	Satisfaction of Conditions. Except as expressly contemplated in this Agreement and subject to the specific obligations contained in Section 4.3, Aurora shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using commercially reasonable efforts to:

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(i)	obtain all consents, approvals and authorizations as are required to be obtained by Aurora or any of the Aurora Group under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect with respect to Aurora;
(ii)	effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the Transaction and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity;
(iii)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement or the Transaction or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;
(iv)	obtain all third party consents, waivers and approvals and give any notices required under any of the Material Contracts to which Aurora or any of the Aurora Group is a party or its or their respective assets are bound;
(v)	cause the Aurora Shares to be issued pursuant to the Arrangement to be listed on the TSX and the Aurora Shares issuable pursuant to exercise or conversion of any of the Replacement Securities to be approved for listing on the TSX upon issuance;
(vi)	at or prior to the Effective Time, allot and reserve for issuance a sufficient number of Aurora Shares to meet the obligations of Aurora under the Plan of Arrangement;
(vii)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Aurora;
(viii)	acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and
(ix)	cooperate with Anandia in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Aurora to pay or cause to be paid any monies to cause such performance to occur.
(i)	Keep Reasonably Informed. Subject to applicable Laws, Aurora shall use commercially reasonable efforts to conduct itself so as to keep Anandia reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business.
(j)	Cooperation. Subject to the specific obligations contained in Section 4.3, Aurora shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.

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(k)	Taxes. Aurora shall, and shall cause the Aurora Group to:
(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;
(ii)	in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable;
(iii)	not make, amend or rescind any material express or deemed election relating to Taxes, except: (a) as contemplated in this Agreement, or (b) with the consent of Anandia, such consent not to be unreasonably withheld, conditioned or delayed;
(iv)	not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Anandia, such consent not to be unreasonably withheld, conditioned or delayed;
(v)	not amend any Tax Return, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Anandia, such consent not to be unreasonably withheld conditioned or delayed; and
(vi)	not change any of its methods of accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2016, except as may be required by applicable Laws or IFRS.

Section 4.2        Covenants of Anandia

Subject to the other terms and conditions of this Agreement, Anandia hereby covenants and agrees with Aurora as follows:

(a)	Anandia Meeting. In a timely and expeditious manner, Anandia shall:
(i)	set the record date for Anandia Securityholders entitled to vote at the Anandia Meeting as promptly as practicable and consult with Aurora to set such record date;
(ii)	subject to compliance by Aurora with its obligations under Section 4.1(a) and subject to Section 4.2(d), prepare the Anandia Circular in the form and containing the information required by all applicable Laws, including all applicable corporate and securities Laws and requirements, and not containing any Misrepresentation with respect thereto, other than with respect to any information relating to and provided by Aurora, provide Aurora with a reasonable opportunity to comment thereon, reasonably consider all comments provided thereon by Aurora, and subsequently deliver the Anandia Circular so as to permit the Anandia Meeting to be held by the date specified in Section 4.2(a)(v) to all Anandia Securityholders to whom the Anandia Circular is required to be delivered;

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(iii)	include in the Anandia Circular information in sufficient detail to permit the Anandia Securityholders to form a reasoned judgment concerning the matters to be placed before them at the Anandia Meeting, including without limiting the generality of the foregoing: (A) a copy of each Anandia Fairness Opinion; (B) a statement that the Anandia Board has received the Anandia Fairness Opinions and that the Anandia Board has unanimously, after receiving legal and financial advice, approved the Arrangement Agreement; and (C) the Anandia Board Recommendation;
(iv)	take all commercially reasonable lawful action to solicit proxies in favour of the Anandia Arrangement Resolution, including, at Anandia’s discretion or if so requested by Aurora, retaining a proxy solicitation agent to solicit in favour of the Anandia Arrangement Resolution (and provide Aurora with copies of or access to information regarding the Anandia Meeting generated by any such proxy solicitation agent, as reasonably requested from time to time by Aurora);
(v)	subject to compliance by Aurora with its obligations under Section 4.1(a), convene and conduct the Anandia Meeting in accordance with Anandia’s constating documents, applicable Laws and the Interim Order as soon as reasonably practicable and in any event no later than by August 5, 2018;
(vi)	coordinate with Aurora to set the date of the Anandia Meeting;
(vii)	provide notice to Aurora of the Anandia Meeting and allow representatives of Aurora to attend the Anandia Meeting;
(viii)	at the reasonable request of Aurora from time to time, provide Aurora with a list (in both written and electronic form) of the registered Anandia Shareholders, together with their addresses and respective holdings of Anandia Shares, with a list of the names and addresses and holdings of all Persons having rights issued by Anandia to acquire Anandia Shares (including holders of Anandia Options and Anandia Warrants) and a list of non-objecting beneficial owners of Anandia Shares, together with their addresses and respective holdings of Anandia Shares, as well as updates thereto as Aurora may reasonably request from time to time;
(ix)	provide Aurora with information on the proxies received and the Anandia Securityholders votes on the Anandia Arrangement Resolution on a daily basis commencing at least ten Business Days before the date of the Anandia Meeting to the extent that such information is available to Anandia;

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(x)	promptly advise Aurora of any material communication (written or oral) from or claims brought by (or threatened to be brought by) any Person in opposition to the Arrangement or the Anandia Arrangement Resolution; and
(xi)	except as required by applicable Law, or with the prior written consent of the Aurora, which shall not be unreasonably withheld or delayed, not consider any other matter of business at the Anandia Meeting; provided that, if Anandia is required by applicable Law, or permitted by Aurora in writing, to transact any other item of business at the Anandia Meeting, Anandia shall cause the Anandia Arrangement Resolution to be considered and voted upon before any other item of business to be transacted at the Anandia Meeting.
(b)	Amendments to Anandia Circular. In a timely and expeditious manner, subject to compliance by Aurora with its obligations under Section 4.1(a) and subject to providing Aurora with a reasonable opportunity to comment thereon, Anandia shall prepare and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Anandia Circular (which amendments or supplements shall be in a form satisfactory to the Parties, acting reasonably), complying in all material respects with all applicable Laws on the date of the filing thereof.
(c)	Notification of Misrepresentation. Anandia shall promptly notify Aurora if it becomes aware that the Anandia Circular contains a Misrepresentation, or otherwise requires an amendment or supplement.
(d)	Adjournment. Subject to Section 6.2(f) and Section 5.4, Anandia shall not adjourn, postpone or cancel the Anandia Meeting (or propose to do so), except: (i) as required if there is an insufficient number of Anandia Shares present or represented by proxy at the Anandia Meeting to constitute a quorum (in which case, the Anandia Meeting shall be adjourned and not cancelled); (ii) if otherwise agreed with Aurora; or (iii) if required by the Court. For greater certainty, no Anandia Change in Recommendation shall relieve Anandia from its obligation to proceed to call and hold the Anandia Meeting and to hold the vote on the Anandia Arrangement Resolution (provided that, except as required under applicable Laws, Anandia shall be relieved from its obligations to actively solicit proxies in favour of the Arrangement in such circumstances), except in circumstances where this Agreement is terminated in accordance with the terms hereof.
(e)	Opportunity to Review Anandia Circular. Aurora and its legal counsel shall be given a reasonable opportunity to review and comment on the Anandia Circular and related documents, prior to the Anandia Circular being printed and delivered to Anandia Securityholders, and reasonable consideration shall be given to any comments made by Aurora and its counsel, provided that all information relating to Aurora and the Aurora Subsidiaries included in the Anandia Circular shall be in form and content satisfactory to Aurora, acting reasonably.
(f)	Dissent Rights. Anandia shall promptly provide Aurora with a copy of any purported exercise of the Dissent Rights in respect of the Anandia Arrangement Resolution, and written communications with any Anandia Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any Dissent Rights or any action brought by any present, former or purported holder of any of its securities in connection with the Transaction, including the Arrangement, without the prior written consent of Aurora, which consent shall not be unreasonably withheld, conditioned or delayed.

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(g)	Copy of Documents. Except as otherwise provided herein, Anandia shall furnish promptly to Aurora a copy of any filing made under any applicable Laws and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the Transaction (except where such material is confidential or competitively or commercially sensitive, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis). Anandia shall, and shall cause the Anandia Subsidiaries to, give Aurora and its representatives during normal business hours reasonable access to their premises, assets, books, records, contracts and personnel and furnish Aurora with all such other information as Aurora may reasonably request. No environmental assessment or other intrusive analysis will be conducted by Aurora without the prior written consent of Anandia.
(h)	Usual Business. Other than in contemplation of, or as required to give effect to the Transaction, Anandia shall, and shall cause the Anandia Subsidiaries to, until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, use commercially reasonable efforts to maintain and preserve Anandia’s and Anandia Subsidiaries’ business organization, properties, employees, goodwill and business relationships with customers, suppliers, partners and other Persons with which Anandia or any of Anandia Subsidiaries have material business relations, and shall not, and shall cause its Subsidiaries not to, except: (A) with the prior written consent of Aurora, such consent not to be unreasonably withheld, delayed or conditioned; (B) as required or permitted by this Agreement; (C) as required by Law; or (D) as contemplated by the Anandia Disclosure Letter, directly or indirectly:
(i)	split, combine, reclassify or amend the terms of the Anandia Shares;
(ii)	amend or propose to amend the articles, notice of articles, by-laws or other constating documents or their equivalent of Anandia or any of the Anandia Subsidiaries;
(iii)	reduce its stated capital or declare, set aside or pay any dividend (whether in cash, securities or property or any combination thereof) in respect of any Anandia Shares;
(iv)	redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any Anandia Shares, other than redemptions or repurchases of Anandia Shares in connection with the administration of equity or employee incentive plans;
(v)	issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, or permit any of the Anandia Subsidiaries to issue, sell, grant, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to do so, any shares or other securities of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Anandia or any of the Anandia Subsidiaries, other than the issue of Anandia Shares in accordance with the Anandia Options and Anandia Warrants issued and outstanding in accordance with their terms or in accordance with the Transaction;

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(vi)	other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other Persons) or in the ordinary course of business, sell, lease, encumber or otherwise dispose of, or permit any of the Anandia Subsidiaries to sell, lease, encumber or otherwise dispose of, any property or assets having a cost, on a per transaction or series of related transactions basis, in excess of $50,000 and subject to a maximum of $250,000 for all such transactions;,
(vii)	adopt, or permit any of the Anandia Subsidiaries to adopt, any resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of itself, or adopt any plan of liquidation;
(viii)	acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of $250,000 and subject to a maximum of $1,000,000 for all such transactions;
(ix)	incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or make any loans or advances, in each case in excess of $250,000 on a per transaction or a series of transaction related basis, except intercompany guarantees and inter-company loans and advances;
(x)	enter into, or cause any Anandia Subsidiaries to enter into, new material commitments of a capital expenditure nature or incur any new material contingent liabilities that has not been approved by the Anandia Board as of the date of this Agreement; provided that Anandia may enter into a contract for architectural services with respect to the construction of Anandia’s planned Comox facility with Local Practice Architecture + Design Ltd. with Aurora’s consent, not to be unreasonably withheld;
(xi)	commence, waive, release, assign, settle or compromise any litigation, proceedings or governmental investigations in excess of an amount of $250,000 in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the Transaction;
(xii)	except in connection with the repayment of the existing loan to Anandia by Genome British Columbia, cancel, waive, release, assign, settle or compromise any material claims or rights;

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(xiii)	abandon or fail to diligently pursue any application for any material licenses, permits, authorizations or registrations;
(xiv)	enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary course of business and not for speculative purposes;
(xv)	enter into or amend any financial or other material agreements with its principal shareholders or their respective affiliates;
(xvi)	except in accordance with the terms of the Employee Plans or Contracts of Anandia in effect on the date of this Agreement or in amounts that total no greater than $100,000 in aggregate annual expenditures, (i) create, enter into or increase any severance, change of control or termination pay to (or amend any existing arrangement in respect thereof with) any employee, director or officer of Anandia or any of its Subsidiaries; (ii) change the benefits payable under any employment agreements with any employee, director or executive officer of Anandia or any of its Subsidiaries; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any director or officer of Anandia or any of its Subsidiaries; or (iv) change compensation, bonus levels or other benefits payable to any employee, director or officer of Anandia or any of its Subsidiaries;
(xvii)	adopt or amend or make any material contribution to the Anandia Stock Option Plan or any other bonus, profit sharing, retention, option, deferred compensation, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with applicable Laws or the terms of such plans, programs, arrangements or agreements where the failure to so comply would result in a material breach of such plans, programs, arrangements or agreements;
(xviii)	except as required by IFRS or any other generally accepted accounting principle to which any of the Anandia Subsidiaries may be subject, or any applicable Laws, make any changes to the existing accounting policies of Anandia or any of the Anandia Subsidiaries; or
(xix)	announce an intention, enter into any agreement or otherwise make a commitment to do any of the things prohibited by any of the foregoing subsections.
(i)	Insurance. Anandia shall use commercially reasonable efforts, and shall cause the Anandia Subsidiaries to use commercially reasonable efforts, to cause their respective current insurance (and reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

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(j)	Certain Actions. Notwithstanding any other provision of Section 4.2(h), Anandia shall not take any action, or refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, that would reasonably be expected to materially impede the completion of the Arrangement.
(k)	Material Adverse Effect. Anandia will promptly notify Aurora of: (i) any Material Adverse Effect with respect to Anandia; (ii) any notice or other written communication from any Person alleging that the consent of such Person (or another Person) is required in connection with the Transaction, or (iii) any material filings, actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving Anandia or any of its Subsidiaries that relate to this Agreement or the Arrangement.
(l)	No Compromise. Anandia shall not, and shall cause the Anandia Subsidiaries not to, settle or compromise any claim brought by any present, former or purported holder of any securities of Anandia in connection with the Transaction prior to the Effective Time without the prior written consent of Anandia, which consent shall not be unreasonably withheld, conditioned or delayed.
(m)	Satisfaction of Conditions. Except as expressly contemplated in this Agreement and subject to the specific obligations contained in Section 4.3, Anandia shall use commercially reasonable efforts to satisfy, or cause to be satisfied, all of the conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Transaction, including using commercially reasonable efforts to:
(i)	obtain the approval of the Anandia Securityholders with respect to the Anandia Arrangement Resolution in accordance with the provisions of the BCBCA, the Interim Order and the requirements of any applicable regulatory authority;
(ii)	obtain all consents, approvals and authorizations as are required to be obtained by Anandia or any of the Anandia Subsidiaries under any applicable Laws or from any Governmental Entity that would, if not obtained, materially impede the completion of the Transaction or have a Material Adverse Effect with respect to Anandia;
(iii)	effect all necessary registrations, filings and submissions of information required by Governmental Entities to be effected by it in connection with the Transaction and participate, and appear in any proceedings of, any Party hereto before any Governmental Entity;
(iv)	oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement or the Transaction or seeking to stop, or otherwise adversely affecting the ability of the Parties hereto to consummate, the transactions contemplated hereby;
(v)	cause the issuance of the Replacement Securities pursuant to the Arrangement to be exempt from the registration requirements of (A) the 1933 Act under the Section 3(a)(10) Exemption, and (B) all applicable state “blue sky” or securities laws under such exemptions as may be available;
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(vi)	obtain all third party consents, waivers and approvals and give any notices required under any of the Material Contracts to which Anandia or any of the Anandia Subsidiaries is a party or its or their respective assets are bound;
(vii)	assist Aurora as reasonably required to enable Aurora to cause the Aurora Shares to be issued pursuant to the Arrangement to be listed on the TSX;
(viii)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Anandia;
(ix)	acting reasonably and in good faith, negotiate and document final versions of all agreements, certificates or instruments contemplated by this Agreement on the terms and conditions set forth in this Agreement; and
(x)	cooperate with Aurora in connection with the performance by Aurora of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Anandia to pay or cause to be paid any monies to cause such performance to occur.
(n)	Keep Reasonably Informed. Subject to applicable Laws, Anandia shall use commercially reasonable efforts to conduct itself so as to keep Aurora reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business.
(o)	Cooperation. Subject to the specific obligations contained in Section 4.3, Anandia shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the Transaction and take all reasonable action necessary to be in compliance with such Laws.
(p)	Taxes. Except as disclosed in the Anandia Disclosure Letter, Anandia shall, and shall cause Anandia Subsidiaries to:
(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all material respects;
(ii)	in a timely manner withhold, collect, remit to the appropriate Governmental Entity and pay all Taxes which are required by applicable Laws to be withheld, collected, remitted or paid by it to the extent due and payable;
(iii)	not make, amend or rescind any material express or deemed election relating to Taxes, except: (a) as contemplated in this Agreement, or (b) with the consent of Aurora, such consent not to be unreasonably withheld, conditioned or delayed;
(iv)	not make a request for a Tax ruling or enter into any agreement with any Governmental Entity or consent to any extension or waiver of any limitation period with respect to Taxes, except with the consent of Aurora, such consent not to be unreasonably withheld, conditioned or delayed;

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(v)	not amend any Tax Return, settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, except with the consent of Aurora, such consent not to be unreasonably withheld, conditioned or delayed; and
(vi)	not change any of its methods of accounting for income Tax purposes from those employed in the preparation of its income Tax Returns for the taxation year ended December 31, 2017, except as may be required by applicable Laws or IFRS.

Section 4.3        Regulatory Approvals

(a)	As soon as practicable, Aurora shall apply to list the Aurora Shares issuable or to be made issuable pursuant to the Arrangement (including all Aurora Shares issuable upon the exercise or vesting of Replacement Securities) on the TSX, and shall use its commercially reasonable efforts to obtain approval, subject to customary conditions, for the listing of such Aurora Shares on the TSX.
(b)	Aurora and Anandia each shall promptly:
(i)	supply the other with any information which may be required in order to effectuate the filings, notifications or submissions (except where such material is confidential or competitively or commercially sensitive, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis) required by Section 4.3(a);
(ii)	supply any additional information which reasonably may be required by any Governmental Entity of any other applicable jurisdiction;
(iii)	subject to applicable Law, permit the other to review in advance and provide comments on any drafts of any proposed filing, application, submission or other written communication to any Governmental Entity and provide the other with a copy of any such filing, application, submission or written communication, or written summary of any oral communication to any Governmental Entity (except where such material is confidential or competitively or commercially sensitive, in which case it will be provided (subject to applicable Laws) to the other Party’s outside counsel on an “external counsel” basis); and
(iv)	promptly notify the other Party of any written or oral communication received from any Governmental Entity and subject to applicable Law, provide the other Party with a copy of any written communication or a written summary of any oral communication.
(c)	Neither Party shall attend any meetings, whether in Person or by telephone, with any Governmental Entity in connection with the Transaction, unless it provides the other Party with a reasonable opportunity to attend such meetings (provided that (subject to applicable laws) where confidential or competitively or commercially sensitive information is discussed, only the other Party’s outside counsel shall be permitted to attend the relevant portion of the meeting on an “external counsel” basis).

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Section 4.4        Indemnification and Insurance

(a)	Prior to the Effective Date, Anandia shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Anandia which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Aurora will, or will cause Anandia to maintain such tail policies in effect without any reduction in scope or coverage for six years from the Effective Date; provided that Aurora will not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided further that the cost of such policies shall not exceed 250% of Anandia’s current annual aggregate premium for policies currently maintained by Anandia. It is understood and agreed that in the event such coverage cannot be obtained for such amount or less, then Anandia shall obtain the maximum amount of coverage as may be obtained for such amount.
(b)	Aurora and Anandia agree that all rights to indemnification or exculpation now existing in favour of current and former directors or officers of Aurora and the Aurora Subsidiaries and of Anandia and the Anandia Subsidiaries as provided in the articles, notice of articles and by-laws thereof, or in any agreement, shall survive the completion of the Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.
(c)	Aurora shall cause Anandia to ensure that the articles and/or by-laws of Anandia and its Subsidiaries (or their respective successors) shall contain the provisions with respect to indemnification set forth in Anandia’s or the applicable Anandia Subsidiary’s current articles and/or by-laws, which provisions shall not, except to the extent required by applicable Laws, be amended, repealed or otherwise modified for a period of six years from the Effective Date in any manner that would adversely affect any rights of indemnification of individuals who, immediately prior to the Effective Date, were directors or officers of Anandia or any of the Anandia Subsidiaries.
(d)	If Anandia or any of its Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, Aurora shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of Anandia of the Anandia Subsidiaries) assumes all of the obligations set forth in this Section 4.4.
(e)	Aurora and Anandia shall act as agent and trustee of the benefits of the foregoing for such directors and officers for the purpose of this Section 4.4 shall survive the execution and delivery of this Agreement and the completion of the Arrangement and shall be enforceable against Aurora and Anandia by the Persons described in Section 4.4(a) and Section 4.4(b) hereof.

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Section 4.5        Employment Matters

From and after the Effective Time, Aurora shall honour and comply with, or cause Anandia or any successor to Anandia to honour and comply with, all of the obligations to the employees of Anandia and its Subsidiaries under the employment and other Contracts and benefit plans with current and former employees of Anandia, including, without limitation, by paying to the individuals party to such agreements, in each case, any applicable amount owing; provided that no provision in this Section 4.5 shall give any employee any right to continued employment or impair in any way the right of Anandia to terminate the employment of any employee in accordance with any Contract as may be applicable.

Section 4.6        Confidentiality Agreement

Each of the Parties acknowledges that the Confidentiality Agreement continues to apply and that any information provided under this Agreement by one Party to the other Party that is non-public and/or proprietary in nature shall be subject to the terms of the Confidentiality Agreement; provided that to the extent any provision of the Confidentiality Agreement conflicts with the terms of this Agreement, the terms of this Agreement shall prevail. If this Agreement is terminated in accordance with its terms, the obligations under the Confidentiality Agreement shall survive the termination of this Agreement.

Article 5
CONDITIONS

Section 5.1        Mutual Conditions

The respective obligations of Anandia and Aurora to complete the Arrangement are subject to the fulfillment of the following conditions at or before the Completion Deadline or such other time as is specified below:

(a)	the Interim Order shall have been granted on terms consistent with this Agreement and in form and substance satisfactory to Anandia and Aurora, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Anandia or Aurora, each acting reasonably, on appeal or otherwise;
(b)	the Anandia Arrangement Resolution shall have been passed by the Anandia Securityholders in accordance with the Interim Order;
(c)	the Final Order shall have been granted in form and substance satisfactory to Anandia and Aurora, each acting reasonably, and shall not have been set aside or modified in a manner unacceptable to Anandia or Aurora, each acting reasonably, on appeal or otherwise.
(d)	there shall not be in force any Laws, ruling, order or decree, and there shall not have been any action taken under any Laws or by any Governmental Entity or other regulatory authority, that makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the consummation of the Arrangement in accordance with the terms hereof;

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(e)	the TSX shall have conditionally approved the listing thereon of the Aurora Shares to be issued pursuant to the Arrangement (including any Aurora Shares issuable upon the exercise or vesting of Replacement Securities), subject in each case only to compliance with the usual requirements of the TSX, including customary post-closing deliveries; and
(f)	holders of no more than 5% of the Anandia Shares shall have exercised Dissent Rights.

The foregoing conditions are for the mutual benefit of Aurora and Anandia and may be waived by mutual consent of Aurora and Anandia in writing at any time.

Section 5.2        Aurora Conditions

The obligation of Aurora to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................ ................................................................................................................................................ ............................................................................................................................................... ............................................................................................................ ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ...................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ......
(b)	............................................................................................................................................... ...............................................................................................................
(c)	............................................................................................................................................... ............................................................................................................
(d)	............................................................................................................................................... ..................................................................................................................
(e)	............................................................................................................................................... ...............................................................................................................
(f)	.......................................................................................................................................

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(g)	............................................................................................................................................... ........................................................................................
(h)	................................................................................................................................................ .................................................................................................
(i)	............................................................................................................................................... ...................................................................................................
(j)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... .................................................

The foregoing conditions are for the benefit of Aurora and may be waived, in whole or in part, by Aurora in writing at any time.

Section 5.3        Anandia Conditions

The obligation of Anandia to complete the Arrangement is subject to the fulfillment of the following additional conditions at or before the Completion Deadline or such other time as is specified below:

(a)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ..............
(b)	............................................................................................................................................... .........................................................................................................
(c)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... .......................................

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............................................................................................................................................... ....................................................................

Section 5.4        Notice and Cure Provisions

Each Party hereto shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party hereto contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;
(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such Party hereto prior to the Effective Date; or
(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Parties hereto contained in Section 5.1, Section 5.2 or Section 5.3 hereof, as the case may be.

Aurora may not exercise its right to terminate this Agreement pursuant to Section 7.2(g) and Anandia may not exercise its right to terminate this Agreement pursuant to Section 7.2(h) unless the Party intending to rely thereon has delivered a written notice to the other Party hereto specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party hereto delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and if any such notice is delivered, and a Party hereto is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party hereto that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 Business Days from date of delivery of such notice, and then only if such matter has not been cured by such date. If such notice has been delivered prior to the date of the Anandia Meeting, the Anandia Meeting shall be adjourned or postponed until the earlier of (A) the expiry of such period and (B) five Business Days prior to the Completion Deadline.

Article 6
NON-SOLICITATION AND TERMINATION PAYMENTS

Section 6.1 .................................................................................

(a)	............................................................................................................................................... ................................................................................................................................................ ................................................................................................................................................ .........
(i)	............................................................................................................................................... ................................................................................................................................................ ................................................................................................................................................ ................................................................................................................................................ ................................................................................................................................................ .........

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(ii)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... .................................................................... ........
(iii)	...............................................................................................................
(iv)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............
(b)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... .............
(i)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ...............
(ii)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............
(c)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ..........

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(d)	............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... ............................................................................................................................................... .......
(i)	................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ...........
(ii)	................................................................................................................................... ................................................................................................................................... ........
(iii)	................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ........
(iv)	................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ......
(e)	............................................................................................................................................... ............................................................................................................................................... ........
(i)	................................................................................................................................... ................................................................................................................................... ......
(ii)	................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... .......

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(A)	....................................................................................................................... ....................................................................................................................... ....................................................................................................................... ......
(B)	....................................................................................................................... ....................................................................................................................... ....................................................................................................................... ....
(C)	....................................................................................................................... ........
(D)	........................................................
(I)	........................................................................................................... ........................................................................................................... ....
(II)	........................................................................................................... ........................................................................................................... ........................................................................................................... .......
(f)	............................................................................................................................................... ............................................................................................................................................... .......
(g)	...........................................................................................
(i)	................................................................................................................................... ................................................................................................................................... ................................................................................................................................... ................................................................................................................................... .......
(ii)	................................................................................................................................... ......

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(A)	....................................................................................................................... ................................................................................
(B)	....................................................................................................................... ....................................................................................................................... ....................................................................................................................... .......
(iii)	................................................................................................................................... .........................................................................................
(A)	....................................................................................................................... .........................................................................................
(B)	....................................................................................................................... ....................................................................................................................... ....................................................................................................................... .......

Section 6.2        Notice of Anandia Superior Proposal Determination

(a)	If Anandia receives an Anandia Acquisition Proposal and the Anandia Board makes a determination that such Anandia Acquisition Proposal constitutes an Anandia Superior Proposal prior to the approval by the Anandia Securityholders of the Anandia Arrangement Resolution, Anandia may make an Anandia Change in Recommendation and enter into a definitive agreement with respect to such Anandia Acquisition Proposal (other than a confidentiality agreement contemplated by Section 6.1(e)(ii)), if and only if:
(i)	the Person making the Anandia Superior Proposal was not restricted from making such Anandia Superior Proposal pursuant to any existing confidentiality, non-disclosure, standstill, business purpose or other similar agreement, restriction or covenant with Anandia or any of the Anandia Subsidiaries;
(ii)	Anandia has complied with its obligations under Section 6.1;
(iii)	Anandia has provided Aurora with written notice (an “Anandia Superior Proposal Notice”) promptly following the Anandia Board’s determination that the Anandia Acquisition Proposal constitutes an Anandia Superior Proposal that:
(A)	the Anandia Acquisition Proposal constitutes an Anandia Superior Proposal; and
(B)	Anandia intends to enter into an agreement with respect to such Anandia Superior Proposal;

The Anandia Superior Proposal Notice will set forth the value that the Anandia Board, in consultation with its financial advisors and outside legal counsel, has determined should be ascribed to any non-cash consideration offered under such Anandia Superior Proposal;

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(iv)	Anandia has delivered to Aurora a copy of the proposed definitive agreement for the Anandia Superior Proposal and all supporting materials, including any financing documents supplied to Anandia in connection therewith;
(v)	a period of five Business Days (the “Aurora Match Period”) has elapsed from the date that is the later of the date on which Aurora received the Anandia Superior Proposal Notice and the date on which Aurora received the materials set forth in Section 6.2(a)(iv);
(vi)	during the Aurora Match Period, Aurora has had the opportunity, but not the obligation, in accordance with Section 6.2(b), to offer to amend this Agreement and the Arrangement in order for such Anandia Acquisition Proposal to cease to be an Anandia Superior Proposal;
(vii)	after the Aurora Match Period, the Anandia Board:
(A)	has determined in good faith, after consultation with its outside legal counsel and financial advisors, that such Anandia Acquisition Proposal continues to constitute an Anandia Superior Proposal, which determination will consider the terms of the Arrangement as proposed to be amended by Aurora if Aurora proposes any amendment in accordance with Section 6.2(b); and
(B)	has determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure of the Anandia Board to recommend that Anandia enter into a definitive agreement with respect to such Anandia Superior Proposal would be inconsistent with its fiduciary duties; and
(viii)	prior to or concurrently with entering into such definitive agreement this Agreement is terminated by Anandia under Section 7.2(f) and Anandia pays the Anandia Termination Payment to Aurora in accordance with Section 6.3.
(b)	During the Aurora Match Period, Aurora shall have the right, but not the obligation, to propose in writing to amend the terms of this Agreement and the Arrangement. During the Aurora Match Period, Anandia shall (i) review any proposal by Aurora to amend the terms of this Agreement and the Arrangement in order to determine, in good faith and in a manner consistent with the fiduciary duties of the Anandia Board, whether the proposed amendment by Aurora upon acceptance by Anandia would result in the Anandia Acquisition Proposal not being an Anandia Superior Proposal; and (ii) negotiate with Aurora in good faith, and in a manner consistent with the fiduciary duties of the Anandia Board, to make such amendments to the terms of this Agreement and the Arrangement as would enable Aurora to proceed with the Transaction on such amended terms. If the Anandia Board determines that the proposed amendment by Aurora upon acceptance by Anandia would result in the Anandia Acquisition Proposal not being an Anandia Superior Proposal, Anandia shall promptly so advise Aurora and enter into an amendment to this Agreement with Aurora reflecting the amended proposal of Aurora and will promptly reaffirm its recommendation of the Arrangement as amended.

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(c)	Anandia acknowledges and agrees that each successive modification of any Anandia Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Anandia Shareholders or other material terms or conditions thereof shall constitute a new Anandia Acquisition Proposal for the purposes of this Section 6.2 and Aurora shall be afforded a new Aurora Match Period and the rights afforded in this Section 6.2 shall apply in respect of each such Anandia Acquisition Proposal.
(d)	The Anandia Board shall promptly reaffirm its unanimous recommendation of the Arrangement by press release after: (i) the Anandia Board determines any Anandia Acquisition Proposal that has been publicly announced or publicly disclosed is not an Anandia Superior Proposal; or (ii) the Anandia Board determines that a proposed amendment to the terms of the Arrangement would result in any Anandia Acquisition Proposal which has been publicly announced or made not being an Anandia Superior Proposal, and Aurora has so amended the terms of the Arrangement. Aurora and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release. Anandia shall make all reasonable amendments to such press release as requested by Aurora and its counsel.
(e)	Nothing contained in this Section 6.2 shall limit in any way the obligation of the Anandia to convene and hold the Anandia Meeting in accordance with Section 4.2(a)(v) of this Agreement while this Agreement remains in force.
(f)	Where Anandia has provided Aurora with a notice under Section 6.2(a)(iii) and the Anandia Meeting is scheduled to be held during or within two Business Days following the expiration of the Aurora Match Period, then, subject to applicable Laws, Anandia will be entitled to, and will if so requested by Aurora, postpone or adjourn the Anandia Meeting to a date that shall not be less than three Business Days and not more than 10 Business Days after the scheduled date of the Anandia Meeting, provided that in no event shall such adjourned or postponed meeting be held on a date that is less than five Business Days prior to the Completion Deadline, and shall, in the event that Aurora and Anandia amend the terms of this Agreement pursuant to Section 6.2(b), ensure that the details of such amended Agreement are communicated to the Anandia Securityholders prior to the resumption of the adjourned or postponed Anandia Meeting.

Section 6.3        Anandia Termination Payment Event

Termination of this Agreement in each of the following circumstances will constitute a “Anandia Termination Payment Event”:

(a)	this Agreement is terminated by Aurora pursuant to Section 7.2(b) (but not including a termination by Aurora pursuant to Section 7.2(b)(i) in circumstances where the Anandia Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to Aurora and Anandia has complied with Section 6.1(g)(iii));

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(b)	this Agreement is terminated by either Aurora or Anandia pursuant to Section 7.2(c) if at such time Aurora was permitted to terminate this Agreement pursuant to Section 7.2(b) (but not including a termination by Aurora pursuant to Section 7.2(b)(i) in circumstances where the Anandia Change in Recommendation resulted from the occurrence of a Material Adverse Effect with respect to Aurora and Anandia has complied with Section 6.1(g)(iii));
(c)	this Agreement is terminated by Anandia pursuant to Section 7.2(f); or
(d)	this Agreement is terminated by either Aurora or Anandia pursuant to Section 7.2(c) or Section 7.2(d) hereof and:
(i)	following the date hereof and prior to such termination, an Anandia Acquisition Proposal shall have been made to Anandia and made known to Anandia Securityholders generally or shall have been made directly to Anandia Securityholders generally or any Person shall have publicly announced an intention to make an Anandia Acquisition Proposal (a “Pending Anandia Acquisition Proposal”); and
(ii)	within 365 days following the date of such termination:
(A)	an Anandia Acquisition Proposal is consummated or effected (whether or not such Anandia Acquisition Proposal is the same as the Pending Anandia Acquisition Proposal); or
(B)	Anandia or one or more of the Anandia Subsidiaries, directly or indirectly, in one or more transactions, enters into a contract in respect to an Anandia Acquisition Proposal (whether or not such Anandia Acquisition Proposal is the same as the Pending Anandia Acquisition Proposal) and such Anandia Acquisition Proposal is later consummated or effected (whether or not such Anandia Acquisition Proposal is later consummated or effected within 365 days of such termination).

Upon the occurrence of an Anandia Termination Payment Event, Anandia shall pay to Aurora an amount in cash equal to $5,750,000 (the “Anandia Termination Payment”) in immediately available funds in consideration for the disposition of Aurora’s rights under this Agreement. In the circumstances set forth in Sections 6.3(a) or 6.3(b) above, the Anandia Termination Payment will be paid within one Business Day of the termination of this Agreement; in the circumstances set forth in Section 6.3(c) above, the Anandia Termination Payment will be paid at the time of the termination of this Agreement; and, in the circumstances set forth in Section 6.3(d) above, the Anandia Termination Payment will be paid within one Business Day following the completion of such Anandia Acquisition Proposal. Anandia shall not be obligated to make more than one payment pursuant to this Section 6.3. Anandia hereby acknowledges that the agreements contained in this Section 6.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, Aurora would not enter into this Agreement, and that the Anandia Termination Payment is a payment in consideration for the disposition of Aurora’s rights under this Agreement and is a genuine pre-estimate of the damages that Aurora will suffer or incur as a result of the non-completion of the Arrangement in the circumstances in which the Anandia Termination Payment is payable, that such payment is not for lost profits or a penalty, and that Anandia shall not take any position inconsistent with the foregoing.

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Anandia hereby irrevocably waives any right it may have to raise as a defence that any such Anandia Termination Payment is excessive or punitive. Upon termination of this Agreement as permitted under Section 7.2 under circumstances where Aurora is entitled to the Anandia Termination Payment and the Anandia Termination Payment is paid in full, Aurora shall have no further claim against Anandia at law or in equity or otherwise and in any such case it shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Anandia or the Anandia Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby; provided however, that nothing herein shall preclude Anandia from seeking injunctive relief to restrain any breach or threatened breach by Aurora of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

Section 6.4        Reimbursement of Expenses

(a)	Subject to Section 6.4(b), in the event of termination of this Agreement by:
(i)	Aurora in accordance with Section 7.2(g), Anandia shall pay, within three Business Days of the termination of this Agreement, a payment of $500,000 to Aurora as reimbursement for the costs and expenses incurred by Aurora with respect to the Arrangement;
(ii)	Anandia in accordance with Section 7.2(h), Aurora shall pay, within three Business Days of the termination of this Agreement, a payment of $500,000 to Anandia as reimbursement for the costs and expenses incurred by Anandia with respect to the Arrangement; or
(iii)	either Anandia or Aurora in accordance with Section 7.2(c), Anandia shall pay, within three Business Days of the termination of this Agreement, a payment of $500,000 to Aurora as reimbursement for the costs and expenses incurred by Aurora with respect to the Arrangement;
(b)	No amount shall be paid or payable by Anandia under Section 6.4(a)(iii) if Anandia has paid the Anandia Termination Payment payable pursuant to Section 6.3.
(c)	In the event Anandia makes any payment under Section 6.4(a)(iii) and is then required to pay an Anandia Termination Payment, the amount paid under Section 6.4(a)(iii) will be credited towards payment of the Anandia Termination Payment.

Article 7
AMENDMENT AND TERMINATION

Section 7.1        Amendment

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Anandia Meeting but not later than the Effective Time, and in the case of the Plan of Arrangement subject to the provisions of Section 5.1 thereof, be amended by mutual written agreement of the Parties hereto without, subject to applicable Laws, further notice to or authorization on the part of the Anandia Securityholders and any such amendment may, without limitation:

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(a)	change the time for the performance of any of the obligations or acts of either of the Parties;
(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;
(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and
(d)	waive compliance with or modify any condition herein contained; provided, however, that notwithstanding the foregoing, following the Anandia Meeting, the Exchange Ratio shall not be amended without the approval of the Anandia Securityholders.

Section 7.2         Termination

This Agreement may be terminated at any time prior to the Effective Date:

(a)	by the mutual written consent of Anandia and Aurora, duly authorized by the board of directors of each;
(b)	by Aurora if:
(i)	prior to the approval by the Anandia Securityholders of the Anandia Arrangement Resolution, (A) the Anandia Board shall make an Anandia Change in Recommendation or (B) Anandia enters into an agreement (other than a confidentiality agreement that complies with Section 6.1(e)(ii)) with respect to any Anandia Acquisition Proposal; or
(ii)	Anandia breaches its obligations under Section 6.1 or Section 6.2 in any material respect.
(c)	by either Aurora or Anandia if the Anandia Meeting shall have been held and completed and the Anandia Arrangement Resolution shall not have been approved by the Anandia Securityholders in accordance with the Interim Order, provided that Anandia shall not be entitled to terminate this Agreement pursuant to this Section 7.2(c) if the failure to obtain the approval of the Anandia Securityholders to the Anandia Arrangement Resolution has been caused by, or is the result of, a breach by Anandia of any of its representations or warranties or the failure of Anandia to perform any of its covenants or agreements under this Agreement;
(d)	by either Aurora or Anandia if the Effective Date shall not have occurred by the Completion Deadline, provided however:
(i)	if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by Anandia of any of its representations or warranties or the failure of Anandia to perform any of its covenants or agreements under this Agreement, then Anandia shall not be entitled to terminate this Agreement pursuant to this Section 7.2(d); or

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(ii)	if the failure of the Effective Date to occur by such date has been caused by, or is the result of, a breach by Aurora of any of its representations or warranties or the failure of Aurora to perform any of its covenants or agreements under this Agreement, then Aurora shall not be entitled to terminate this Agreement pursuant to this Section 7.2(d);
(e)	by either Party if after the date of this Agreement, any applicable Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Anandia or Aurora from consummating the Arrangement, and such applicable Law has, if applicable, become final and non-appealable, provided that the Party seeking to terminate this Agreement pursuant to this Section 7.2(e) has used its commercially reasonable efforts to, as applicable, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement;
(f)	by Anandia if Anandia proposes to enter into any agreement, arrangement or understanding in respect of an Anandia Superior Proposal in compliance with Section 6.1 and Section 6.2, provided that Anandia pays the Anandia Termination Payment to Aurora contemporaneously with such termination;
(g)	by Aurora, if Anandia breaches any representation or warranty of Anandia set forth in this Agreement which breach would cause the condition in Section 5.2(a) not to be satisfied or Anandia fails to comply with any of its covenants set forth in this Agreement (other than the covenants in Section 6.1 and Section 6.2) that would cause the condition in Section 5.2(j) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 5.4; provided that any wilful breach shall be deemed incapable of being cured and Aurora is not then in breach of this Agreement so as to cause any condition in Section 5.3(a) or Section 5.3(c) not to be satisfied; or
(h)	by Anandia, if Aurora breaches any representation or warranty of Aurora set forth in this Agreement which breach would cause the condition in Section 5.3(a) not to be satisfied or Aurora fails to comply with any of its covenants set forth in this Agreement that would cause the condition in Section 5.3(c) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 5.4; provided that any wilful breach shall be deemed incapable of being cured and Anandia is not then in breach of this Agreement so as to cause any condition in Section 5.2(a) or Section 5.2(j) not to be satisfied; or
(i)	by Aurora, if there has occurred a Material Adverse Effect with respect to Anandia after the date of this Agreement; or
(j)	by Anandia, if there has occurred a Material Adverse Effect with respect to Aurora after the date of this Agreement;

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provided that any termination by a Party hereto in accordance with paragraphs (b) to (j) above shall be made by such Party delivering written notice thereof to the other Party hereto prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

Section 7.3        Effect of Termination

In the event of termination of this Agreement as provided in Section 7.2, this Agreement shall forthwith become void and have no further effect, and there shall be no liability or further obligation on the part of Anandia or Aurora hereunder, except that:

(a)	the provisions of Section 4.1(a), Section 4.6, Section 6.3, Section 6.4, Section 8.1, Section 8.2, Section 8.3, Section 8.5, Section 8.7, Section 8.10, Section 8.11, Section 8.12 and this Section 7.3 shall remain in full force and effect and shall survive any such termination; and
(b)	neither Anandia nor Aurora shall be released or relieved from any liability arising from their breach of any of their representations, warranties, covenants, or agreements hereunder save and except as provided herein.

Article 8
GENERAL

Section 8.1        Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party hereto shall be in writing and shall be delivered by hand to the Party hereto to which the notice is to be given, sent by electronic mail to the following address or to such other address as shall be specified by a party hereto by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by electronic mail be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 5:00 p.m. (Vancouver time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The addresses and numbers for service of each of the parties hereto shall be as follows:

(a)	if to Aurora:

Aurora Cannabis Inc.

Suite 900, 510 Seymour Street
Vancouver, BC V6B 1V5

Attention:	Terry Booth, Chief Executive Officer
Email:	.................

with a copy (which shall not constitute notice) to:

Attention:	Jillian Swainson, General Counsel
Email:	.................

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and

McMillan LLP

1500 - 1055 West Georgia Street

Vancouver, BC V6E 4N7

Attention:	Desmond Balakrishnan / Michael Reid
Email:	desmond.balakrishnan@mcmillan.ca / michael.reid@mcmillan.ca

(b)	if to Anandia:

Anandia Laboratories Inc.

#322-2259 Lower Mall
Vancouver, BC V6T 3T5

Attention:	Dr. Jonathan Page, Chief Executive Officer
Email:	jonathan@anandia.ca

with copies (which shall not constitute notice) to:

Whiteboard Law Corporation
#2-683 Dease Road
Kelowna, BC V1X 4A4

Attention:	James Mutter
Email:	jmutter@whiteboardlaw.com

and

Blake, Cassels and Graydon LLP

595 Burrard Street, Suite 2600
Vancouver, BC V7X 1L3

Attention:	Steven McKoen
Email:	steven.mckoen@blakes.com

Section 8.2        Remedies

The Parties hereto acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by any Party and that such breach may cause the non-breaching Party hereto irreparable harm. Accordingly, the Parties hereto agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties hereto, Anandia (if Aurora is the breaching party) or Aurora (if Anandia is the breaching party) will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance. Subject to the last sentence of Section 6.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder or at law or in equity to each of the Parties hereto.

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Section 8.3         Expenses

Other than as set out in Section 6.4, the Parties hereto agree that all out-of-pocket expenses incurred in connection with this Agreement and the Transaction, the Anandia Meeting and the preparation and delivery of the Anandia Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors, shall be paid by the Party hereto incurring such expense and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses.

Section 8.4         Time of the Essence

Time shall be of the essence in this Agreement.

Section 8.5         Entire Agreement

This Agreement, together with the agreements and other documents herein or therein referred to, and the Confidentiality Agreement constitute the entire agreement between the Parties hereto pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

Section 8.6        Further Assurances

Each Party hereto shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including the Plan of Arrangement.

Section 8.7        Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of British Columbia and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of British Columbia.

Section 8.8        Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by electronic means shall be effective as delivery of a manually executed counterpart of this Agreement, and any such delivery by electronic means shall not affect the validity, enforceability or binding effect of this Agreement.

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Section 8.9        Waiver

No waiver or release by any Party hereto shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 8.10      Third Party Beneficiaries

(a)	Except as provided in Section 4.1(a), Section 4.4, Section 4.5, which, without limiting their terms, are intended as stipulations for the benefit of the third Persons mentioned in such provisions (such third Persons referred to in this Section 8.10 as the “Indemnified Persons”), and except for the rights of the Anandia Securityholders to receive the consideration under the Arrangement following the Effective Time pursuant to the Agreement (for which purpose Anandia hereby confirms that it is acting as agent on behalf of the Anandia Securityholders), the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties and that no Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.
(b)	Despite the foregoing, each Party acknowledges to each of the Indemnified Persons their direct rights against it under Section 4.1(a), Section 4.4 and Section 4.5, respectively of this Agreement, which are intended for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and his or her legal representatives, and for such purpose, Anandia confirms that it is acting as trustee on their behalf, and agrees to enforce such provisions on their behalf.
(c)	In no circumstance shall the consent of any Indemnified Person be required for the termination or amendment of this Agreement.

Section 8.11      No Personal Liability

(a)	No director or officer of Anandia shall have any personal liability whatsoever (other than in the case of fraud or willful misconduct) to Aurora under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Anandia.
(b)	No director or officer of Aurora shall have any personal liability whatsoever (other than in the case of fraud or willful misconduct) to Anandia under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Aurora.

Section 8.12      Enurement and Assignment

This Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party hereto. This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors.

Remainder of Page Intentionally Left Blank

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IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

ANANDIA LABORATORIES INC.

By:	(signed) “Jonathan Page”
	Name:	Jonathan Page
	Title:	Chief Executive Officer

AURORA CANNABIS INC.

By:	(signed) “Terry Booth”
	Name:	Terry Booth
	Title:	Chief Executive Officer

Signature Page to Arrangement Agreement